[SIDLEY LETTERHEAD]

January 28, 2010

VIA EDGAR

John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Post-Effective Amendments to the Registration Statements on Form N-1A of each fund (each, a “Fund” and collectively, the “Funds”) listed on Appendix A

Dear Mr. Ganley:

     On behalf of each Fund listed on Appendix A to this letter, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendments (the “Amendments”), as numbered on Appendix A, to each Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

     The Amendments are being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that they become effective on January 29, 2010.

     The Amendments are being filed for the purpose of updating the financial statements and other information and to make other non-material changes. We have reviewed the Amendments and represent that they do not contain disclosures which would render them ineligible to become effective pursuant to Rule 485(b).

     The Amendments also contain the Funds’ responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 12, 2010 regarding each Fund’s Post-Effective Amendment to its Registration Statement filed with the Commission on November 24, 2009, November 25, 2009 or November 27, 2009. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to

January 28, 2010

the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Registration Statement(s). The Staff’s comments have been categorized as “Comments to the Summary Prospectus,” and “Fund-Specific Comments,” and the comments have been grouped accordingly under each category.

Comments to the Summary Prospectus of each Fund

Comment 1:	Fee Table: Please delete footnote #1 to the Fee Table, which discloses the contingent deferred sales charge assessed on certain redemptions of Investor A Shares.

Response:

The Funds respectfully decline to delete footnote 1 to the Fee Table. The Funds refer the Staff to the correspondence filed with Post-Effective Amendment No. 20 to BlackRock Global SmallCap Fund, Inc., File Nos. 033-53399 and 811- 07171 by Willkie Farr & Gallagher LLP, which outlines the Funds’ responses to the Staff’s prior comments and discusses the Funds’ rationale for not deleting footnote #1 to the Fee Table.

Comment 2:

Fee Table: The footnote describing the fee waiver should be deleted since the fact that BlackRock can terminate the waiver agreement unilaterally may cause the waiver agreement to have a term shorter than one year.

Response:

The Funds are currently amending their expense limitation agreement with BlackRock so that BlackRock cannot unilaterally terminate the waiver agreement. The revised footnote will reflect this amendment.

Comment 3:

Expense Example: The introduction to the Expense Example should exactly match the language in Form N-1A. Therefore, the first sentence “[t]he Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds” should be restored.

Response :	The requested change has been made. The introductory disclosure to the Expense Example has been revised to track exactly the language in Form N-1A.

Comment 4:

Performance Information: In the narrative preceding the Bar Chart, if the Fund only compares its performance to only one benchmark, please delete the disclosure stating the relevance of the Fund’s benchmark.

Response:	The requested change has been made. The disclosure has been removed for each Fund that compares its performance to only one benchmark.

Comment 5:

Performance Information: Please delete all footnotes to the Performance Table describing the benchmarks to which the Fund’s performance is compared. This disclosure can be moved elsewhere in the Fund’s prospectus.

January 28, 2010

Response:	The requested change has been made. The disclosure describing a Fund’s benchmark has been moved to the Glossary.

Comment 6:	Performance Information: Please delete all footnotes to the Performance Table describing any reorganizations or the use of prior performance.

Response:

The requested change has been made. The disclosure describing any reorganizations or the use of prior performance has been moved to a separate paragraph preceding the narrative describing the Bar Chart and annual return table.

Fund-Specific Comments: Mid and Small Cap Portfolios of BlackRock FundsSM

Comment 7:

The range of market capitalizations of the companies in a Fund’s benchmark index should be as of the most recent date such index is rebalanced by the index provider, and not as of a date that may include the impact of market movements after such a rebalancing.

Response:

The requested change has been made. The disclosure describing the range of market capitalizations of the companies in a Fund’s benchmark index is now as of the most recent rebalancing date, and not as of the most recently completed calendar quarter.

Fund-Specific Comments: BlackRock Mid-Cap Growth Equity Portfolio of BlackRock FundsSM

Comment 8:	The 80% test described in the prospectus currently refers to “net assets.” The Fund should use either “assets” or “net assets plus borrowings for investment purposes.”

Response:	The requested change has been made in the “Details About the Funds” section.

Fund-Specific Comments: BlackRock Small Cap Core Equity Portfolio of BlackRock FundsSM

Comment 9:

There is a “Small Cap and Emerging Growth Risk” listed as a principal risk for the Fund, but the primary investment strategies do not mention emerging growth companies as a strategy. Please revise the investment strategy to include emerging growth companies or revise the risk disclosure to remove references to emerging growth company risks.

Response:	The requested change has been made. The risk disclosure has been revised to remove references to emerging growth company risks.

Fund-Specific Comments: BlackRock Large Cap Series Funds, Inc.

Comment 10:	Fee Table: For series of BlackRock Large Cap Series Funds, Inc. that are feeder funds, combine (i) the footnote that states that the fees and expenses

January 28, 2010

shown in the table and the example included both the expenses of the feeder fund and the master portfolio in which the feeder fund invests and (ii) the footnote that states that the management fees are paid by the master portfolio in which the feeder fund invests.

Response: Comment 11:

The requested change has been made.

Fee Table: For series of BlackRock Large Cap Series Funds, Inc. that are feeder funds, delete the footnote describing the administration fees. The administration fees should be presented as a parenthetical to the “Other Expenses” line item or as a sub-category of “Other Expenses” in the fee table.

Response:	The requested changes have been made. The administration fees are now shown as a sub-category of “Other Expenses” in the fee table.

Comment 12:

Definition of Large Cap: The 80% test states that the Fund will invest in the top 80% of the companies in the Russell 1000 Index. Please confirm that this means the largest 800 companies in the index. Additionally, please provide information about the smallest capitalization in this group as of the most recent rebalance date. The Staff may request a different definition of “large cap” if it determines that the smallest capitalization in this group is too small to qualify as “large cap”.

Response:

The Fund confirms that the top 80% of the Russell 1000 Index refers to the largest 80% of the companies in the Russell 1000 Index. As of June 30, 2009, the most recent rebalance date, the range of the top 80% of the companies in the Russell 1000 Index was from a high of $341.14 Billion to a low of $1.76 Billion.

The requested change has been made. The information about the lowest market capitalization in the top 80% is provided as of the most recent rebalance date.

On January 20, 2010, after receiving by e-mail the information requested about the smallest capitalization issuers in the top 80% of the Russell 1000 Index, Mr. Ganley telephoned to request that the large cap definition be revised. Discussions are ongoing, but no change to the definition has to date been agreed to.

Fund-Specific Comments: BlackRock Large Cap Core Plus Fund of BlackRock Large Cap Series Funds, Inc.

Comment 13:	Fee Table: “Dividend Expense” should be presented as a sub-category of “Other Expenses” in the fee table.

Response:	The requested change has been made.

January 28, 2010

Fund-Specific Comments: BlackRock International Opportunities Portfolio of BlackRock FundsSM

Comment 14:

Please clarify the 80% test which currently states that the Fund will invest 80% of its net assets in equity securities issued by international companies. Please provide a definition of “international companies” or, as an alternative, use “foreign” companies. If the Fund was to revise the 80% test to state that the Fund will invest 80% of its assets in foreign companies and in at least three different countries, the 40% “global” investing definition in “Details About the Funds” section of this Fund may be deleted.

Response:

The 80% test hast been revised to state that the Fund invests at least 80% of its net assets in equity securities issued by foreign companies. The 40% “global” investing definition in “Details About the Funds” section of this Fund has been deleted.

Fund-Specific Comments: BlackRock Health Sciences Opportunities Portfolio of BlackRock FundsSM

Comment 15:

The 80% test currently states that the Fund will invest 80% of its total assets in securities of companies in health sciences and related industries. Please clarify what “related industries” means and whether the paragraph which provides a significant amount of information about the health sciences sector already contains a definition of “related industries”. As an alternative, an industry sector can be defined by referring to an index or to the successor to the Standard Industrial Classification Codes.

Response:

The requested change has been made. The disclosure has been revised as follows:

Under normal market conditions, Health Sciences Opportunities invests at least 80% of total assets in equity securities, primarily common stock, of companies in health sciences and related industries. The Health Sciences sector can include companies in Health Care Equipment & Supplies, Health Care Providers & Services, Biotechnology, and Pharmaceuticals. Health sciences and related industries can include, but are not limited to, businesses involved in the development, production, and distribution or delivery of medical and pharmaceutical products and services, companies engaged in biotechnology and medical research and development, companies that may design, manufacture or distribute medical, dental and optical equipment and supplies, including diagnostic equipment, and companies that may also provide diagnostic services or operate health facilities and hospitals, or provide related administrative, management and financial support.

* * * * * * * * * *

January 28, 2010

     Each Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to each Fund’s documents.

     Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding each Fund’s Registration Statement.

Respectfully submitted,

/s/ Ellen W. Harris

Ellen W. Harris

cc:	Denis Molleur Edward Baer Doug McCormack Aaron Wasserman John A. MacKinnon

January 28, 2010

Appendix A

BlackRock Large Cap Series Funds, Inc.
File Nos. 333-89389 and 811-09637
Re: Post Effective Amendment No. 22

BlackRock Global Financial Services Fund, Inc.
File Nos. 333-80061 and 811-09375
Re: Post-Effective Amendment No. 14

BlackRock FundsSM
      BlackRock All-Cap Energy & Resources Portfolio
      BlackRock Asset Allocation Portfolio
      BlackRock Aurora Portfolio
      BlackRock Capital Appreciation Portfolio
      BlackRock Energy & Resources Portfolio
      BlackRock Global Opportunities Portfolio
      BlackRock Health Sciences Opportunities Portfolio
      BlackRock International Opportunities Portfolio
      BlackRock Mid-Cap Growth Equity Portfolio
      BlackRock Mid-Cap Value Equity Portfolio
      BlackRock Science & Technology Opportunities Portfolio
      BlackRock Small Cap Core Equity Portfolio
      BlackRock Small Cap Growth Equity Portfolio
      BlackRock Small Cap Value Equity Portfolio
      BlackRock Small/Mid Cap Growth Portfolio
      BlackRock U.S. Opportunities Portfolio
File Nos. 33-26305 and 811-05742
Re: Post Effective Amendment Nos. 122, 123, 124, 125, 126, 127